EXHIBIT 13
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             PARDUS EUROPEAN SPECIAL OPPORTUNITIES MASTER FUND L.P.
                       C/O PARDUS CAPITAL MANAGEMENT L.P.
                     1001 AVENUE OF THE AMERICAS, SUITE 1100
                               NEW YORK, NY 10018

                                                              January 10, 2006


Dear Fellow Bally Stockholder:

         We own 5,500,000 shares of common stock of Bally Total Fitness Holding Corporation (the "Company" or "Bally") and are Bally's largest stockholder. You should have recently received our proxy materials urging you to elect our candidates to the board of directors at Bally, and to support our positions on various other proposals at the 2005 annual meeting of stockholders on January 26th. We believe that management has placed Bally's stockholders at grave risk and we need your support to put things right. OUR INTERESTS ARE ALIGNED WITH YOURS. Our program for Bally is simple:

    o Stop management from diluting your ownership and lining its pockets at your expense.

    o    Restore proper corporate governance and oversight at Bally.

    o    Maximize stockholder value now.

As our proxy materials and other public filings indicate, we have been extremely disappointed with the current board and management team. We are deeply concerned for Bally's future. We stockholders are the ones at risk. We believe management has consistently exercised poor judgment and the board has demonstrated equally poor oversight and direction. As stockholders, we all deserve better. The time has come for a change.

             THE CURRENT BOARD AND MANAGEMENT TEAM HAVE CONSISTENTLY
                           DEMONSTRATED POOR JUDGMENT

Consider the following examples of how Bally's board and management have exercised poor judgment:

    o POOR JUDGMENT: MANAGEMENT'S THREATS TO TRIGGER THE POISON PILL. On December 23, 2005, Bally's management threatened to trigger the Company's poison pill, which could lead to massive litigation, disrupt the ongoing sale process, threaten to destroy all stockholder value and potentially render the Company unable to refinance its debt. In short, triggering the pill could lead to bankruptcy and a total loss of investment for all stockholders. Yet, management knows it has no basis whatsoever to trigger the pill. Do you want your management threatening to use the poison pill - in effect threatening bankruptcy - to save its own job? This reckless act demonstrates that management will stop at nothing in its efforts to silence its largest stockholder and prevent it from raising important issues of corporate governance and seeking to maximize stockholder value.

    o Unbelievably, we have been advised that late last evening Bally's management has recklessly and baselessly sued Pardus as well as its principals in their individual capacity, seeking to trigger the poison pill and potentially unleash the destructive consequences outlined above. We will communicate with our fellow stockholders further as soon as we have an opportunity to review the lawsuit, but we can imagine no other justification than management's desire to further entrench itself.

    o POOR JUDGMENT: MANAGEMENT'S STOCK SALES. Mr. Paul Toback, your President, CEO and Chairman sold most of his holdings of Bally's common stock THE DAY AFTER the earnings release and conference call in which he trumpeted the size of his stake in the Company. We estimate that Mr. Toback sold $2.9 million in those trades. Why would Mr. Toback sell in light of his claim of good operating results and the announcement of J.P. Morgan's engagement to sell the Company, presumably at a premium? In our view, Mr. Toback was confident that he could bully Pardus and other stockholders into approving a new equity compensation plan, thereby giving him and his minions 2.5 million newly-issued shares which would vest on a change of control and provide them with undeserved windfall payments.

    o POOR JUDGMENT: THREATENED DILUTION. As the largest stockholder we oppose any dilutive transaction. In this respect, when we started accumulating shares on July 11, 2005, the number of shares outstanding was 34.1 million shares versus the 38.3 million outstanding today. As a result of what we believe was a botched bondholder consent solicitation, management issued 2.5 million shares and paid $7.8 million in cash because it couldn't keep its promises about delivering financials. Based on the Company's current stock price, we estimate the total cost of these consent solicitation payments at $25.3 million, not counting further millions spent on lawyers and advisors. Since March 2005, management received half a million additional shares and options. Any further dilution is unacceptable. The proposed new equity incentive package for management is unacceptable in its current form, as it would leave open a blank check for the issuance of another 2.5 million shares with NO assurance that the board will place proper limits on equity grants or align management incentives with those of stockholders. We have been steadfast in our insistence that appropriate performance hurdles accompany any grants of new equity to management. In our view, this has been one of the main obstacles to a settlement between Pardus and Bally's management.

    o POOR JUDGMENT: ALIENATION OF INVESTMENT COMMUNITY. Mr. Toback foolishly wasted the Company's first earnings call in 18 months slamming another stockholder. We think that Mr. Toback has lost all objectivity. We believe he has little credibility with investors. Rather than focus on forward-looking, value-creating opportunities, management chose to open old wounds and rehash the past. We have lost confidence in his ability to lead the Company, in the sale process or otherwise.

    o POOR JUDGMENT: ASSET FIRE SALES. We believe management rushed to sell Crunch at a discounted and undervalued deal price. The Company agreed to sell Crunch for $45 million, which is half of what the Company paid to acquire the fitness chain in 2001, at a time when the Company could not provide potential buyers with normal representations and warranties related to the asset. This reflects either poor judgment about how the capital markets work or, worse, a willingness to set a low price on a Company asset. Given that the closing of the transaction would occur after the Company released its financial results, why would management rush to sell this asset so cheaply? Why has management not optimized its real estate portfolio as opposed to selling Crunch? With the possibility of a strategic transaction on the horizon, what has management done to convince you that it won't sell the entire Company on the cheap?

    o POOR JUDGMENT: CRIPPLING THE STRATEGIC PROCESS. Management conducted a shadow process to sell all or a substantial portion of the Company BEFORE it completed its earnings restatement. After the Crunch fire sale, management began letting select private equity buyers conduct due diligence on Bally, potentially leading to a cheap sale of the Company or a very dilutive transaction. Management stopped this inappropriate process only after we began to question it. We think management was looking for a management-friendly partner to buy the Company on the cheap and secure management's position with the Company - at the expense of the Company's stockholders.

    o POOR JUDGMENT: FAILING TO KEEP PROMISES. Management failed to complete the restatement of financials within the first waiver period obtained from the Company's bondholders. Management obviously grossly underestimated the length of time it needed to complete the restatement when it paid for the first waiver. Rather than squarely addressing the problem and dealing with noteholders early in the process, we believe this management team alienated the noteholders who, based on the Company's January 9, 2006 closing stock price, ultimately extracted approximately $25.3 million in total value from the Company in the form of additional waiver fees. Is this management up to the challenges facing Bally's in the future?


                      BALLY'S ATTEMPTS TO DISCREDIT PARDUS:
                          LET'S SET THE RECORD STRAIGHT

         Bally would like you to believe that Pardus has been unreasonable in settlement negotiations with the Company. UNTRUE. Our settlement proposal does not involve any veto over the strategic process, it involves only minority representation on the board, seeks no special benefit for Pardus, and would permit both Mr. Langshur and Mr.

Kornstein to serve on the board. The Company is fully aware of these facts but has chosen to distort the truth.

         Bally's would like you to think that it is our objective to somehow buy the Company cheaply. UNTRUE. We believe that due to the failures of management the Company IS TRADING at a deep discount to its peers. We had asked management, privately and publicly, to allow us to purchase more stock, to which they responded with a poison pill. We believe our purchases, which we note would not have given us a control position in the Company, would have resulted in a higher share price and in turn allowed the Company to achieve a higher price in the sale process. We find it ironic that management sold most of its shares and is now asking for a grant of 2.5 million additional shares while at the same time using a poison pill to stop stockholders from acquiring additional shares. We are interested in seeing an open, fair sales process led by a truly independent board committee that is not beholden to management or any other constituency. We think this will lead to maximizing stockholder value.

         Management would like you to believe that Mr. Kornstein is not qualified to serve on Bally's board. UNTRUE. Mr. Kornstein's 17 year tenure as an investment banker at Bear Stearns makes him particularly well-suited to lead a restructuring, recapitalization or sale of the Company. Mr. Kornstein has served on the boards of three publicly-traded companies and was responsible for the successful restructuring and sale of three telecom and internet business of First World Communications in 2000. While Mr. Langshur does not share the same turnaround experience as Mr. Kornstein, we have proposed to the Company the establishment of an independent board of directors that includes both Mr. Kornstein and Mr. Langshur.

         Management would like you to think Pardus is seeking control. UNTRUE. We have proposed three highly qualified individuals who are independent of us. Three out of nine directors does not constitute control.

         Management would like you to think that the nomination of Mr. Burdick and Mr. Elson was a concession to Pardus. UNTRUE. Bally conducted a search for director nominees and interviewed Messrs. Burdick and Elson and found them to be highly qualified individuals that should make a strong contribution to the board. We do not think the board would have nominated these individuals if it did not believe them to be the most qualified people they interviewed.


                  WE NEED YOUR HELP TO GET BALLY BACK ON TRACK

Supporting our nominees sends an important message that you refuse to tolerate further erosion of the Company's stock value and irresponsible governance. The time has come for a positive change.

Stockholders should ask themselves, where has the board been these past months? We do not think the board has provided the oversight and direction that Bally's needs. We have made several proposals that would empower the board:

    o Separate the chairmanship from the CEO roles, in keeping with best corporate practices.

    o Create a fully empowered independent strategic board committee charged with running the strategic process independent of management, subject only to any transaction being approved by the full board of directors.

    o Review recent management stock sales for propriety. We and others have raised serious questions about Mr. Toback's stock sales, in light of the other announcements he made to the market, the Company's later financial statement corrections, his role in the sale process and his knowledge of the other ongoing material matters involving the Company.

To date, the board has not acted on our proposals, nor have they looked into management stock sales. Why would the board NOT want these powers to control and review management? Moreover, the only affirmative action taken by Bally management has been to sue the Company's two largest stockholders in an attempt to stifle stockholder democracy and to further entrench management. This is your time to speak and send a message to management and the board that Bally's stockholders are unhappy and want fundamental change. Send that message now.

Vote FOR the Pardus nominees and in accordance with our recommendation on the other proposals to be voted on at the upcoming annual meeting by signing, dating and returning the enclosed GREEN proxy card.

Do not sign the white proxy card from Bally or the gold proxy card from Liberation Investments. If you have already done so you may revoke your proxy by delivering a later-dated GREEN proxy card in the enclosed postage-prepaid envelope.

If you have any questions about voting, or for more information, please call our proxy solicitors, D.F. King & Co., Inc., toll-free at 888-644-6071.

                                      Very truly yours,

                                      PARDUS EUROPEAN SPECIAL
                                      OPPORTUNITIES MASTER FUND L.P.

                                      By:  Pardus Capital Management L.P., its
                                           investment manager

                                      By:  Pardus Capital Management LLC, its
                                           general partner


                                      By: /s/ Karim Samii
                                          ------------------------------------
                                          Name:  Karim Samii
                                          Title: Sole Member

                                    IMPORTANT

On December 27, 2005, Pardus European Special Opportunities Master Fund L.P., Pardus Capital Management L.P., Pardus Capital Management LLC, Karim Samii, Joseph R. Thornton, Charles J. Burdick, Barry R. Elson and Don R. Kornstein filed a definitive proxy statement with the SEC to solicit proxies in connection with the 2005 annual meeting of stockholders of Bally Total Fitness Holding Corporation to be held on January 26, 2006. Company stockholders are encouraged to read the definitive proxy statement and other proxy materials relating to the 2005 annual meeting because they contain important information, including a description of who may be deemed to be "participants" in the solicitation of proxies and the direct or indirect interests, by security holdings or otherwise, of the participants in the solicitation. Such proxy materials are available at no charge on the SEC's website at http//www.sec.gov. In addition, stockholders may also obtain a free copy of the definitive proxy statement and other proxy materials by contacting D.F. King & Co., Inc. at 888-644-6071 (toll-free) or 212-269-5550 (collect).

                                                                GREEN PROXY CARD
                                                                ----------------


                     BALLY TOTAL FITNESS HOLDING CORPORATION
                       2005 ANNUAL MEETING OF STOCKHOLDERS

                      THIS PROXY IS SOLICITED ON BEHALF OF
            PARDUS EUROPEAN SPECIAL OPPORTUNITIES MASTER FUND L.P.,
         PARDUS CAPITAL MANAGEMENT L.P., PARDUS CAPITAL MANAGEMENT LLC,
              KARIM SAMII, JOSEPH R. THORNTON, CHARLES J. BURDICK,
                       BARRY R. ELSON AND DON R. KORNSTEIN


The undersigned appoints and constitutes Karim Samii and Joseph R. Thornton, and each of them, as proxies, with full power of substitution, to represent the undersigned at the Annual Meeting of Stockholders of Bally Total Fitness Holding Corporation, a Delaware corporation (the "Company"), to be held at 8:30 a.m. (local time) on January 26, 2006 at the Renaissance Chicago O'Hare Hotel, 8500 West Bryn Mawr Avenue, Chicago, Illinois, and at any adjournment, postponement or any special meeting that may be called in lieu thereof (the "2005 Annual Meeting"), hereby revoking any proxies previously given, to vote all shares of common stock of the Company held or owned by the undersigned as directed below, and in their discretion upon such other matters as may come before the meeting. IF NO SPECIFICATION IS MADE, THE SHARES WILL BE VOTED (A) "FOR" THE ELECTION OF CHARLES J. BURDICK, BARRY R. ELSON AND DON R. KORNSTEIN TO CLASS III OF THE COMPANY'S BOARD OF DIRECTORS, (B) "FOR" THE APPROVAL AND ADOPTION OF THE BY-LAW RESOLUTION TO REPEAL EACH PROVISION OR AMENDMENT OF THE BY-LAWS OF THE COMPANY, IF ANY, ADOPTED BY THE BOARD OF DIRECTORS WITHOUT THE APPROVAL OF THE COMPANY'S STOCKHOLDERS SUBSEQUENT TO MAY 25, 2005 (PURPORTEDLY THE LAST DATE OF REPORTED CHANGES) AND PRIOR TO THE APPROVAL AND ADOPTION OF SUCH RESOLUTION AT THE 2005 ANNUAL MEETING, (C) "AGAINST" THE ADOPTION OF THE 2006 OMNIBUS EQUITY COMPENSATION PLAN, (D) "FOR" THE RATIFICATION OF KPMG LLP AS THE COMPANY'S INDEPENDENT AUDITOR FOR THE FISCAL YEAR ENDING DECEMBER 31, 2005, AND (E) "FOR" GRANTING TO THE PROXY HOLDERS DISCRETION ON THE LIBERATION PROPOSALS, IF PROPERLY BROUGHT BEFORE THE 2005 ANNUAL MEETING, AND ALL OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

                (Continued and to be signed on the reverse side)

Pardus European Special Opportunities Master Fund, L.P. and certain of its affiliates and associates recommends a vote "FOR" the election of all of the nominees listed in Proposal 1 below, "FOR" Proposal 2 below, "AGAINST" Proposal 3 below, "FOR" Proposal 4 below, and "FOR" granting the proxy holders discretion on the Liberation Proposals, if properly brought before the 2005 Annual Meeting, and on all other matters as may properly come before the meeting. (Please mark each matter with an "X" in the appropriate box.)

Pardus European Special Opportunities Master Fund, L.P. (the "Fund") and certain of its affiliates and associates recommends a vote "FOR ALL" with respect to the election of all of the nominees listed in Proposal 1 below.

1.       Election of Directors:

         Nominees:  Charles J. Burdick, Barry R. Elson and Don R. Kornstein

         [ ]   FOR ALL

         [ ]   WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES

         [ ]   FOR ALL EXCEPT NOMINEE WRITTEN BELOW

                       INSTRUCTION: To withhold authority to vote for any individual nominee, mark the "FOR ALL EXCEPT' box and write the name(s) of the nominee(s) you do not support on the line below. Your shares will be voted for the remaining nominee(s).

                       ________________________________________________________

The Fund recommends a vote "FOR" Proposal 2 below.

2. Proposal to repeal provisions in the Company's By-laws that were adopted after May 25, 2005 (purportedly the last date of reported changes) and prior to the approval and adoption of this Proposal 2 at the 2005 Annual Meeting of stockholders:

                    FOR [ ]     AGAINST [ ]     ABSTAIN [ ]

The Fund recommends a vote "AGAINST" Proposal 3 below.

3.       Approval of the 2006 Omnibus Equity Compensation Plan

                    FOR [ ]     AGAINST [ ]     ABSTAIN [ ]

The Fund recommends a vote "FOR" Proposal 4 below.

4. Ratification of the appointment of KPMG LLP as independent auditor for the Company for the fiscal year ending December 31, 2005

                    FOR [ ]     AGAINST [ ]     ABSTAIN [ ]

The Fund recommends a vote "FOR" Proposal 5 below.

5. In their discretion on all other matters as may properly come before the annual meeting, including any motion to adjourn or postpone the meeting or other matters incidental to the conduct of the meeting.

                    FOR [ ]     AGAINST [ ]     ABSTAIN [ ]


Please be sure to sign and date this Proxy


                                      DATED:  _________________________________



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